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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/01/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Menalto Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 Hanover Street
(No. and Street)

Palo Alto (City) CA (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendra Borrego 650-453-5816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLC
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Nels R. Nelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Menalto Advisors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

Managing Director & Co-CEO

Title

______

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certificate of Acknowledgment of Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
)ss.
COUNTY OF SANTA CLARA)

On February 26, 2019, before me, Kaye J. Duran, a Notary Public, personally appeared Nels Nelsen, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity, and that by his/her/their signature(s) on the instrument the person(s), or the entity(ies) upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY of PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KAYE J. DURAN
Comm. No. 2220262
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Oct. 30, 2021

____
Signature

(seal)

menalto®
ADVISORS
MINDFUL M&A

Menalto Advisors, LLC

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Menalto Advisors, LLC
TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Menalto Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Menalto Advisors, LLC (the Company) as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 21, 2019

We have served as the Company's auditor since 2016.

Menalto Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	670,421
Accounts receivable		29,534
Prepaid expenses		34,533
Property and equipment, net		15,182
Security deposit		33,376
TOTAL ASSETS	$	783,046

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	29,311
Accrued compensation		57,000
TOTAL LIABILITIES		86,311
MEMBER'S EQUITY		696,735
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	783,046

The accompanying notes are an integral part of this financial statement.

Menalto Advisors, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1 - Organization

Menalto Advisors, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2016 under the laws of the State of Delaware and received its FINRA license on October 17, 2016. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Palo Alto, California.

The Company is wholly owned by Menalto Group, LLC (the "Parent"), a holding company located in Palo Alto, CA.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company had receivables related to contracts from customers of $111,356 and $29,534 at December 31, 2017 and of December 31, 2018, respectively.

The Company had deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied of $24,167 and $0 at December 31, 2017 and December 31, 2018, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the initial twenty-four (24) months of the lease term.

Computer Equipment	3 years
Leasehold improvements	2 years

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Three (3) clients represented all of the Company's fees receivable at December 31, 2018.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2018, the Company had net capital of $584,110, for regulatory purposes, which exceeded its requirement by $578,356. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 1500% or less (or less than 800% for 12 months after commencing business as a broker-dealer). At December 31, 2018, this ratio was 14.78%.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Capital distributions to the Parent shall be done as and when unanimously determined by the managers of the Company, provided that after such distribution the Company must have adequate capital to conduct its business plans in compliance with regulatory requirements.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2018 are summarized as follows:

Computer Equipment	$	44,709
Leasehold improvements		4,763
Property and equipment, gross		49,472
Less: Accumulated depreciation and amortization		34,290
Property and equipment, net	$	15,182

Depreciation and amortization expense, for the year ending December 31, 2018 was $16,539.

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring December 31, 2020.

The total future rent commitment under this arrangement is as follows:

Years Ending December 31:		
2019		180,000
2020		180,000
Total commitment without early termination	$	360,000

Total rent expense, for the year ending December 31, 2018 was $180,000.